Amended and Restated Expense Limitation Agreement

THIS AGREEMENT, dated as of November 18, 2021, is made and entered into by and between Security Investors, LLC (the “Adviser”) and Rydex Series Funds (the “Trust”). This Agreement shall apply to each investment portfolio of the Trust as set forth in Schedule A (each, a “Fund” and collectively, the “Funds”).

WHEREAS, the Adviser has been appointed to serve as the investment adviser to each Fund pursuant to an agreement between the Trust and the Adviser (the “Advisory Agreement”); and

WHEREAS, the Trust, on its own behalf and on behalf of the Funds listed on Schedule A, and the Adviser desire to enter into the arrangements described herein.

NOW, THEREFORE, it is agreed as follows:

1.

With respect to the Funds identified on Schedule A, the Adviser hereby agrees to reduce the fees payable to it under the Advisory Agreement (but not below zero) and make any additional payments to the extent necessary to limit the ordinary operating expenses (including Rule 12b-1 fees (if any), but exclusive of brokerage costs, dividends on securities sold short, expenses of other investment companies in which a Fund invests, interest, taxes, litigation, indemnification, and extraordinary expenses (as determined under generally accepted accounting principles)), of each such Fund to an annual rate (as a percentage of the Fund’s average daily net assets) as set forth on Schedule A (the “Expense Limit”).

2.

(a) This Agreement shall in all cases be interpreted in a manner consistent with the requirements of Revenue Procedure 96-47, 1996-2 CB 338, and Revenue Procedure 99-40, I.R.B. 1999-46, 565 so as to avoid any possibility that any Fund is deemed to have paid a preferential dividend. In the event of any conflict between any term of this Agreement and the previous sentence, the previous sentence shall control.

(b) In cases where a Fund has multiple classes of shares, any amount of fees or expenses waived, paid or reimbursed pursuant to the terms of this Agreement shall be allocated among the classes of shares of the Fund in accordance with the terms of the Fund’s multiple class plan pursuant to Rule 18f-3 under the Investment Company Act of 1940 and in a manner consistent with that Rule.

3.	The parties agree that this Agreement shall supersede any prior expense limitation agreement between the Trust and the Adviser with respect to the Funds listed on Schedule A.

4.

This Agreement shall become effective as of the date executed and shall remain in full force and effect until August 1, 2023, unless terminated by (i) a majority vote of the Trust’s Board of Trustees, for any reason at any time; or (ii) by the Adviser, upon ninety (90) days’ prior written notice to the Trust, effective as of the close of the business on the last day of the then-current one- year period.

5.	This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement.

Rydex Series Funds		Security Investors, LLC

/s/ Amy J. Lee		/s/ Amy J. Lee
Name:	Amy J. Lee	Name:	Amy J. Lee
Title:	Vice President and Chief Legal Officer	Title:	Secretary and Senior Vice President

SCHEDULE A

TO THE

EXPENSE LIMITATION AGREEMENT

BETWEEN

SECURITY INVESTORS, LLC

AND

RYDEX SERIES FUNDS

DATED NOVEMBER 18, 2021

RYDEX SERIES FUNDS

Fund Name and Share Class	Expense Limit	Effective Date	Expiry Date

Monthly Rebalance NASDAQ-100® 2x Strategy Fund
Class A Shares	1.35%	11/28/2014	8/1/2023
Class C Shares	2.10%	11/28/2014	8/1/2023
Class H Shares	1.35%	11/28/2014	8/1/2023